July 21, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Mr. Joseph McCann
Mr. Tim Buchmiller

Re:	Nerium Biotechnology, Inc.
Request for Withdrawal of Registration Statement on Form 10
Filed July 20, 2020
File No. 000-54051

Dear Messrs. McCann and Buchmiller:

Nerium Biotechnology, Inc. (the "Company") hereby respectfully requests the withdrawal of its Registration Statement on Form 10 (File No. 000-54051) (the "Form 10") filed with the U.S. Securities and Exchange Commission (the "Commission") on June 16, 2020 under the Securities Exchange Act of 1934, as amended, effective as of the date hereof or at the earliest practicable date hereafter.

The Company is withdrawing the Form 10 to avoid the automatic effectiveness of the Form 10 sixty (60) days after its initial filing. The Company intends to re-file the Form 10 with audited 2018 and 2019 year-end and first quarter 2020 financial statements as soon as practicable.

If you have any questions regarding this request for withdrawal, please contact Arnold Zipper, Esq. of Cole Schotz P.C. at (561) 609-3850.

Thank you for your attention.

Sincerely,

NERIUM BIOTECHNOLOGY, INC.

             /s/ Dennis Knocke

Dennis Knocke, Chief Executive Officer

cc: Arnold Zipper, Esq.

              Dan Amadori